UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CTC Media, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

12642X 10 6
(CUSIP Number)

William A. Groll, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY  10006
212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Preamble

This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed by Modern Times Group MTG AB (“Modern Times Group”) and MTG Russia AB (“MTG Russia” and, collectively with Modern Times Group, the “Reporting Persons”) with the Securities and Exchange Commission on August 14, 2007 (the “Schedule 13D”), relating to shares of common stock, $0.01 par value per share (“Common Stock”), of CTC Media, Inc. (the “Issuer”).  The Schedule 13D replaced and superseded the Schedule 13G filed on February 12, 2007, by MTG Broadcasting AB relating to the Common Stock of the Issuer.  Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D.

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 4.   Purpose of Transaction

As previously disclosed in the Schedule 13D, MTG Russia, as assignee of MTG Broadcasting AB, is a party to the Stockholders’ Agreement.  The Stockholders’ Agreement has been amended twice:  first, by an Amendment Agreement dated as of November 5, 2008 (the “First Amendment”); and second, by the Second Amendment Agreement dated as of June 10, 2010 (the “Second Amendment”).  The Stockholders’ Agreement, as so amended, is referred to herein as the “Amended Stockholders’ Agreement” and is substantially the same as the original Stockholders’ Agreement, except that the term of the Amended Stockholders’ Agreement has been extended and the Amended Stockholders’ Agreement will now terminate on the earlier to occur of (i) the date on which all stockholder parties agree in writing to terminate the agreement and (ii) June 6, 2014.  The First Amendment and the Second Amendment are filed as exhibits to this Amendment and are incorporated herein by this reference.  The description contained in this Amendment of the terms of the First Amendment and the Second Amendment does not purport to be complete and is qualified in its entirety by reference to such amendments themselves.

On April 27, 2011, Alfa CTC Holdings Limited (“Alfa”) sent a notice under the right of first offer provisions of the Amended Stockholders’ Agreement offering to sell to MTG Russia all of its 39,548,896 Shares for aggregate cash consideration of $1,071,659,598.82.

MTG Russia is in discussions with a group of investors affiliated with Bank Rossiya regarding the terms of a potential new stockholders’ agreement, which would govern the relationship between and among the parties if such group of investors were to acquire from Alfa the shares of Common Stock that have been offered to MTG Russia in accordance with the right of first offer provisions.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1
CTC Media, Inc. Amendment Agreement, dated as of November 5, 2008, among the Issuer, MTG Russia and Alfa (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on November 12, 2008.

Exhibit 2
CTC Media, Inc. Second Amendment Agreement, dated as of June 10, 2010, among the Issuer, MTG Russia and Alfa (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on June 11, 2010.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   May 13, 2011

Modern Times Group MTG AB

By:          /s/ Hans-Holger Albrecht
Name:  Hans-Holger Albrecht
Title:  Chief Executive Officer

By:           /s/ Mathias Hermansson
Name:  Matthias Hermansson
Title:  Chief Financial Officer

MTG Russia AB

By:          /s/ Hans-Holger Albrecht
Name:  Hans-Holger Albrecht
Title:  Director

By:           /s/ Mathias Hermansson
Name:  Matthias Hermansson
Title:  Director